# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SRIVARU Holding Ltd, CIK 0001973368
CUSIP: G8403L136
Title of class of securities: Common Stock
Address of issuer's principal executive offices: WEST BAY ROAD, P.O. BOX 10655, GRAND CAYMAN, Cayman Islands (E9), KY1-1006
Date of event which requires filing of this statement: 07/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 550,355; shared voting power 0; sole dispositive power 550,355; shared dispositive power 0; aggregate amount beneficially owned 550,355 (5% of the class)
  Comment: Filer believes clarity on outstanding share count is needed to accurately report Percentage of class.
  
  Percent of class is based on 548,151,509 pre-reverse split shares outstanding on Oct 31, 2024 as published in Exhibit 99.1 "Consolidated financial statements" in the Form 6-k filing on November 14th, 2024. Thus approximately there would be 10,963,031 shares post-reverse split(50-for-1).
  
  However, In New York Supreme Court, Index Number 650870/2025, Case Name "SABBY VOLATILITY WARRANT MASTER FUND LTD., vs. SRIVARU HOLDING LIMITED, et al", Document 29 Titled "ANSWER (AMENDED)" the following statement is made:
  
  "Plaintiff on or before January 14, 2025, exercised 13,180,839 Warrants, receiving 26,361,678 Shares on cashless basis, which was on 1 to 2 Warrants to Share ratio. In this scenario the warrants strike price is 0"
  
  This statement implies an outstanding share count of at least approximately 11,490,265 shares accounting for the warrant exercises and reverse-split.

## Item 1. Issuer
Name of issuer: SRIVARU Holding Ltd
Address of issuer's principal executive offices: WEST BAY ROAD, P.O. BOX 10655, GRAND CAYMAN, CAYMAN ISLANDS, KY1-1006

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 550355
Percent of class: 5.0
Sole power to vote or to direct the vote: 550355
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 550355
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (07/08/2025)